18001406

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FEB 27 2018
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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 42051

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2017 (MM/DD/YY) AND ENDING 12/31/2017 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: LIBERTY CAPITAL INVESTMENT CORPORATION

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1800 SW FIRST AVENUE, SUITE 150
(No. and Street)

PORTLAND (City) OREGON (State) 97201-5333 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

GARY F. PURPURA 503/225-9393
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

DUANE LIEBSWAGER, CPA., PC
(Name – *if individual, state last, first, middle name*)

15405 SW 116TH AVENUE, SUITE 112 (Address) KING CITY, (City) OREGON (State) 97224 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

DB yw

OATH OR AFFIRMATION

I, GARY F. PURPURA, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of LIBERTY CAPITAL INVESTMENT CORPORATION, as of DECEMBER 31, 20 17, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

PRESIDENT
Title

see attached certificate
Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TO BE COMPLETED WITH THE ANNUAL AUDIT REPORT ONLY:

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report

DUANE LIEBSWAGER, CPA., PC

NAME (If individual, state last, first, middle name)

70

ADDRESS

15405 SW 116TH AVENUE, SUITE 112
KING CITY, OREGON 97224

71	72	73	74
Number and Street	City	State	Zip Code

CHECK ONE

- [x] Certified Public Accountant 75
- [ ] Public Accountant 76
- [ ] Accountant not resident in United States or any of its possessions 77

FOR SEC USE

DO NOT WRITE UNDER THIS LINE . . . FOR SEC USE ONLY

WORK LOCATION	REPORT DATE MM/DD/YY	DOC. SEQ. NO.	CARD				
50	51	52	53				

CONTENTS

Duane Liebswager, CPA P.C.
Certified Public Accountant

15405 SW 116th Avenue, Suite 112
King City, OR 97224

Duane G. Liebswager

Report of Independent Registered Public Accounting Firm

To the shareholders and board of directors
Liberty Capital Investment Corporation

Opinion of the Financial Statements

I have audited the accompanying statement of financial condition of Liberty Capital Investment Corporation as of December 31, 2017, and the related statement of income, changes in stockholders' equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements. In my opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of Liberty Capital Investment Corporation as of December 31, 2017, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on the Company's financial statements based my audit. I am a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and am required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

I conducted my audit in accordance with the standards of the Public Company Oversight Board. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. My audit included performing procedures to assess the risks of material misstatement of those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. My audit also included evaluating the

Phone 503/624-0940 ~ FAX 503/684-8104 ~ Oregon Watts 1/800/338-7975

accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. I believe that my audit provides a reasonable basis for my opinion.

Supplemental Information

The supplemental schedule of computation of net capital under Rule 15c3-1 has been subjected to audit procedures performed in conjunction with the audit of Liberty Capital Investment Corporation's management. The supplementary information is the responsibility of management and was derived from and relates directly to, the underlying accounting and other records used to prepare the financial statements. My audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming my opinion on the supplemental information, I evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In my opinion, the supplemental schedule of computation of net capital under Rule 15c3-1 is fairly stated, in all material respects, in relation to the financial statements as a whole.

Duane Liebswager CPA P.C.

Duane Liebswager, C.P.A., PC
Certified Public Accountant

I have served as Liberty Capital Investment Corporation's auditor since 2009

Portland, Oregon

February 21, 2018

LIBERTY CAPITAL INVESTMENT CORPORATION
STATEMENT OF FINANCIAL CONDITION
December 31, 2017

	2017
ASSETS	
Cash and cash equivalents	$133,034
Receivables from broker dealers	0
Receivables - Other	2,836
Inventory positions at clearing Corporation	304,286
Deposits with clearing organizations	25,000
Furniture, equipment at cost - net of accumulated depreciation of $23,860	313
Prepaid expenses	23,263
TOTAL ASSETS	$488,732

LIABILITIES AND STOCKHOLDERS' EQUITY

Accounts payable and accrued liabilities	$ 90,198
Deferred income taxes	9,450
TOTAL LIABILITIES	99,648
STOCKHOLDERS' EQUITY	
Common stock, no par value 8,300 shares issued	17,237
Additional paid-in capital	10,116
Retained earnings	361,731
Total stockholders' equity	389,084
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$488,732

See accompanying notes and accountant's audit report.

LIBERTY CAPITAL INVESTMENT CORPORATION
STATEMENT OF INCOME
Year Ended December 31, 2017

	2017
REVENUE	
Commissions	$225,316
Sale of investment company shares	30,711
Dividends and interest	6,175
Fee income	678,782
Other	23,254
Unrealized Gains (Losses) on Securities	9,169
Total revenue	973,407
EXPENSES	
Employee compensation and taxes	715,027
Commissions and floor brokerage	56,978
Regulatory fees and assessments	7,993
Communications	7,267
Occupancy and equipment rents	48,762
Professional fees	19,037
Other expenses	57,368
Depreciation	1,175
Total expenses	913,607
NET INCOME BEFORE INCOME TAXES	59,800
INCOME TAXES	(8,510)
NET INCOME	$ 51,290

See accompanying notes and accountant's audit report.

LIBERTY CAPITAL INVESTMENT CORPORATION
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
For the Year Ended December 31, 2017

Common Stock	Shares	Amount	Paid-In Capital	Retained Earnings	Total
Balance at December 31, 2016	8,300	$17,237	$10,116	$310,441	$337,794
Net income for the year				51,290	51,290
Balance at December 31, 2017	8,300	$17,237	$10,116	$361,731	$389,084

See accompanying notes and accountant's audit report.

LIBERTY CAPITAL INVESTMENT CORPORATION
STATEMENT OF CASH FLOWS
For the Year Ended December 31, 2017

	2017
Increase (Decrease) in Cash and Cash Equivalents:	
Cash flows from operating activities:	
Cash received from operations	$972,683
Cash paid to employees and suppliers	(899,754)
Dividends received	6,175
Income taxes	(7,285)
Net cash provided by operating activities	71,819
Cash flows from investing activities:	
Inventory positions purchased	(55,344)
Purchase of equipment	0
Net cash used by investing activities	(55,344)
Cash flow from financing activities:	
Repurchase of company stock	0
Net cash provided from financing activities	0
Net increase in cash and cash equivalents	16,475
Cash and cash equivalents at beginning of year	116,559
Cash and cash equivalents at end of year	$133,034

Reconciliation of net income to net cash provided by operating activities:

Net income	$ 51,290
Adjustments to reconcile net income to net cash provided by operating activities:	
Amortization and depreciation	1,175
Change in assets and liabilities:	
Receivables from brokers or dealers and other	(724)
Prepaid expenses, deposits	1,898
Accounts payable	18,180
Total adjustments	20,529
Net cash provided by operating activities	$ 71,819

Disclosure of accounting policy:
For purposes of the statement of cash flows, the Company considers cash on hand and cash in bank to be cash equivalents.

See accompanying notes and accountant's audit report.

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Date of Management's Review - Management has evaluated subsequent events through February 21, 2018, the date on which the financial statements were available to be issued.

General

Liberty Capital Investment Corporation was incorporated on October 1, 1989, in Oregon. The Company is a broker-dealer registered with the SEC and is a member of the Financial Industry Regulatory Authority (FINRA), Municipal Securities Rulemaking Board (MSRB) and Securities Insurance Protection Corporation (SIPC).

Revenue Recognition

Proprietary securities transactions in regular-way trades are recorded on the trade date, as if they had settled. Profit and loss arising from all securities and commodities transactions entered into for the account and risk of the Company are recorded on a trade date basis. Customers' securities and commodities transactions are reported on a settlement date basis with related commission income and expenses reported on a trade date basis.

Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net on the statement of financial condition.

Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

Investments

Marketable securities are valued at market value. The resulting difference between cost and market is included in income.

Fixed Assets

Depreciation is provided on a straight-line basis using estimated useful lives of five to ten years.

Use of Accounting Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires that management

Use of Accounting Estimates

make estimates and assumptions which affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE B - RECEIVABLE FROM BROKERS, DEALERS AND CLEARING ORGANIZATION

Accounts receivable from brokers, dealers and clearing organization result from the Company's normal trading activities. The Company considers all accounts receivable to be fully collectible; accordingly, no allowance for doubtful accounts is required.

NOTE C - INVENTORY POSITIONS AT CLEARING CORPORATAION

Marketable securities owned at December 31, 2017, consist of investment securities at quoted market values.

Readily marketable (allowable):	
Corporate stocks	$224,146
Stock and bond mutual funds	80,140
	$304,286

Fair Market Measurement at Reporting Date Using:

Description	2017	Quoted Prices In Active Markets For Identical Assets Level 1
Available-for-sale securities	$304,286	$304,286
Total	$304,286	$304,286

NOTE D - FIXED ASSETS

Fixed assets include property and equipment. Useful lives of equipment range from 5 to 10 years. At December 31, 2017, fixed assets consist of:

Furniture and fixtures	$ 22,643
Leasehold improvements	1,530
Less accumulated depreciation	(23,860)
	$ 313

Fixed Assets (Continued)
Depreciation expense was $1,175 for the year ended December 31, 2017.

NOTE E - CAPITAL STOCK

Capital stock at December 31, 2017 consists of:

20,000 shares of no par value common stock authorized, 8,300 issued and outstanding.	$ 17,237

NOTE F - INCOME TAXES

The Company is no longer subject to federal or state examinations by taxing authorities for years before 2014, generally for three years after they were filed.

The components of the provision for corporate income tax are as follows:

	Deferred	Current	Total
Federal	$ 2,250	$ 3,800	$ 6,050
State	660	1,800	2,460
Total Provision	$ 2,910	$ 5,600	$ 8,510

Deferred income taxes are provided when income and expenses, principally relating to the valuation of investment securities and differences in depreciation methods for book and tax, are recognized in different years for financial and tax reporting purposes.

NOTE G - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1. At December 31, 2017, the Company had net capital of $330,283, which was $323,640 in excess of its required net capital of $6,643. The Company's ratio of aggregate indebtedness to net capital was .302 to 1.

NOTE H - RETIREMENT PLAN

The Company maintains a Savings Incentive Match Plan for Employees (SIMPLE-IRA) in which all employees receiving at least $5,000 during any prior year are eligible to participate. Employees can elect to defer up to $10,500 ($13,000 if age 50 or older). The Company must match dollar-for-dollar the employee elective deferrals up to 3% of wages or contribute 2% of wages up to $4,500 for all employees. The contribution made for the year ended December 31, 2017, was $12,505.

NOTE I - STOCKHOLDERS' AGREEMENT

The stockholders of the Company have an agreement stipulating, among other things, the terms under which the Company's stock can be sold or transferred. The agreement provides that a stockholder intending to dispose of an interest in the Company must first offer his stock to the other stockholders at a price determined in accordance with the agreement. Any shares not purchased by the remaining stockholders will be purchased by the Company. The agreement also provides that the other stockholders may redeem the shares owned by a stockholder upon death or disability.

NOTE J - LEASE COMMITMENTS

The Company entered into a lease agreement effective July 1, 2006, for lease of office space and parking. Parking is at the current market rate, which is currently $225 per parking space. The agreement was extended through December, 2020 with monthly rent at $4,250.

The future lease commitments are summarized as follows:

2018	$ 51,000
2019	51,000
2020	51,000
	$153,000

Total rent expense including parking for 2017 was $48,762.

NOTE K - CONCENTRATION OF CREDIT RISK

The Company maintains cash balances at one financial institution locaated in Portland, Oregon. Accounts are insured by the Federal Deposit Insurance Corporation up to $250,000. At December 31, 2017 the Company'suninsured cash balance was $.00.

NOTE L - COMMITMENTS AND CONTINGENT LIABILITIES

The Company does not have any commitments or contingent liabilities other than those stated in these financial statements.

SUPPLEMENTARY INFORMATION

PURSUANT TO RULE 17A-5 OF THE

SECURITIES EXCHANGE ACT OF 1934

LIBERTY CAPITAL INVESTMENT CORPORATION
SCHEDULE 1

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT - PART IIA FORM X-17A-5 THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION

COMPUTATION OF NET CAPITAL
For Years Ended December 31, 2017

	2017
Stockholders' equity from statement of financial condition	$389,084
Deduct equity not allowable for net capital	0
Stockholders' equity qualified for net capital	389,084
Deductions and/or charges	
Non-allowable assets:	
Furniture and equipment	(313)
Prepaid expenses	(23,263)
Net Capital before haircuts	365,508
Haircut on other securities	(35,225)
Net Capital	$330,283
Computation of net capital requirement	
Minimum net capital required	$ 6,643
Minimum dollar net capital requirement	$ 5,000
Excess net capital	$323,640
Excess net capital at 1000%	$320,318
Aggregate Indebtedness	
Items included from statement of financial condition:	
Accounts payable and accrued liabilities	$ 99,648
Total aggregate indebtedness	$ 99,648
Ratio: Aggregate indebtedness to net capital	.302 to 1.

LIBERTY CAPITAL INVESTMENT CORPORATION
SCHEDULE 2

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT - PART IIA FORM X-171-5 THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION

RECONCILIATION OF COMPUTATION OF NET CAPITAL UNDER RULE 17a-5
For Year Ended December 31, 2017

	2017
NET CAPITAL	
Net capital as of December 31, per unaudited report filed by respondent	$332,783
Adjustments	
Effect on net income for adjustments	
(Increase) Decrease in aggregate indebtedness	(2,500)
Rounding	(0)
Net capital at December 31, as adjusted	$330,283
AGGREGATE INDEBTEDNESS	
Total aggregate indebtedness as of December 31, per unaudited report filed by respondent	$ 97,148
Rounding	0
Increase (Decrease) in aggregate indebtedness	2,500
Total aggregate indebtedness as of December 31, as adjusted	$ 99,648

Duane Liebswager, CPA P.C.
Certified Public Accountant

15405 SW 116th Avenue, Suite 112
King City, OR 97224

Duane G. Liebswager

Report of Independent Registered Public Accounting Firm-Exemption Report Review

To the Board of Directors and Shareholders
of Liberty Capital Investment Corporation

I have reviewed management's statements, included in the accompanying Exemption Report required by SEC 17a-5, in which (1) Liberty Capital Investment Corporation indentified the following provisions of 17 C.F.R. #240.15c3-3 under the provision (k)(2)(ii) "Customer protection-Reserves and Custody of Securities" and (2) Liberty Capital stated that it has met the identified exemption provisions throughout the most recent fiscal year without exception. Liberty Capital Investment Corporation's management is responsible for compliance with the exemption provisions and it's statements.

My review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Liberty Capital's compliance with the exemption provisions. A review is substantially less in scope than an examination. The objective of which is the expression of an opinion on management's statements. Accordingly, I do not express such an opinion.

Based on my review, I are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in Section (k)(2)(ii) "Customer Protection-Reserves and Custody of Securities of Rule 15c3-3 under the Securities and Exchange Act of 1943.

Oregon

Duane Liebswager CPA P.C.

Duane Liebswager, C.P.A., PC

February 21, 2018

Phone 503/624-0940 ~ FAX 503/684-8104 ~ Oregon Watts 1/800/338-7975

2017 Exemption Report

SEC Rule 15c3-3

Liberty Capital Investment Corporation, during calendar year 2017, claimed an exemption to SEC Rule 15c3-3. Liberty Capital Investment Corporation met the following criteria, without exception, for the calendar year 2017 under section (k)(2)(ii) of the Rule:

> Liberty Capital Investment Corporation is not a carrying firm. Liberty Capital carries no margin accounts, promptly transmits all customer funds, does not receive or handle customer securities, does not otherwise hold funds or securities for, or owe money to, customers and effectuates all financial transactions between the broker/dealer and its customers through Hilltop Securities Inc.

The Internal Control over the compliance of the broker dealer was effective during the entire fiscal year 2017 and was effective at the end of fiscal year 2017.

The broker dealer was in compliance with 17 C.F.R. 240.15c3-1 (the net cap rule) and 240.15c3-3(e) (the reserve requirement rule) as of the end of fiscal year 2017.

The information used by the broker dealer to state whether it was in compliance with the net cap rule and the reserve requirements rule was derived from the books and records of the broker dealer.

I certify that the above statement is true and accurate to the best of my knowledge.

Gary F. Purpura

President / Principal

Verification on Oath or Affirmation

State of OREGON

County of Multnomah

Signed and sworn to (or affirmed) before me on (date) 26 February, 2018

by (name(s) of individuals making statement) Gary Purpura.

Notary Public - State of Oregon

Official Stamp

OFFICIAL STAMP
ANDREA BEVIN CLARK WEBBER
NOTARY PUBLIC-OREGON
COMMISSION NO. 965727
MY COMMISSION EXPIRES AUGUST 24, 2021

Document Description

This certificate is attached to page 17 of a Annual Audited Report (title or type of document), dated 31 December, 20 17, consisting of 17 pages.